SECURITIES AND  EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

SEC File Number 0-24708
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(CHECK ONE)

[X] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended: September 24, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
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         AMCON DISTRIBUTING COMPANY
         Full Name of Registrant

         7405 Irvington Rd.
         Address of Principal Executive Offices (Street and Number)

         OMAHA, NEBRASKA 68122
         City, State and Zip Code









                                     1


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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


 [X]  (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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      State below in reasonable detail the reasons why Forms 10-K,
      20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, AMCON Distributing Company ("AMCON") is unable to file its annual report for the fiscal year ended September 24, 2004 without unreasonable effort or expense. Due to the events summarized below, AMCON is not able to complete its financial statements, Management's Discussion and Analysis or selected financial data, and Deloitte & Touche LLP ("Deloitte"), AMCON's independent auditors, are currently unable to complete their audit of AMCON's financial statements as of and for the fiscal year ended September 24, 2004. On June 17, 2004, AMCON acquired substantially all of the assets of Trinity Springs Ltd. ("TSL"). TSL, headquartered in Sun Valley/Ketchum, Idaho, bottles and sells geothermal bottled water and a natural mineral supplement. The source of this water is located at the base of Trinity Mountains in Paradise, Idaho.

AMCON organized a new subsidiary, which has changed its name to Trinity Springs, Inc. ("Trinity Springs"), to acquire TSL's assets. Immediately upon consummation of this transaction, TSL changed its name to Crystal Paradise Holdings, Inc. ("Crystal Paradise"). The acquisition consideration paid by AMCON consisted of, among other things, a royalty equal to the greater of 4% of net sales (as defined in the asset purchase agreement) of Trinity Springs or $.03 per liter of water extracted for commercial purposes from the source in Paradise, Idaho which is guaranteed by AMCON up to a maximum of $5 million, subject to a floor of $206,400 for the first year and $288,000 annually thereafter. TSL retained the right to receive any water royalty payment for the first five years in shares of AMCON common stock up to a maximum of 41,666 shares. The water royalty can be cancelled after ten years have elapsed following the closing of the sale of assets of TSL, or if the business of TSL is sold to an unaffiliated third party, in which case TSL would be entitled to receive the appraised fair market value of the water royalty but not less than $5 million.

In order to conduct an impairment analysis of the intangible assets acquired in the Trinity Springs transaction, as well as, the intangible assets of the other AMCON subsidiaries, AMCON has engaged a valuation firm to assist with the analysis and expects to receive the valuation reports in the near future. See Exhibit A for an explanation of why the valuation reports cannot be completed by December 23, 2004, the date that AMCON's Annual Report on Form 10-K for its 2004 fiscal year is due.

Deloitte has indicated that they are unable to complete their audit of AMCON's financial statements until they have completed their audit procedures with respect to the valuation reports from the independent valuation firm. AMCON expects Deloitte to issue its audit report when such procedures have been concluded, thus allowing AMCON to file its Form 10-K and Annual Report shortly thereafter.



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PART IV - OTHER INFORMATION
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     (1)     Name and telephone number of person to contact in regard to this notification

             MICHAEL D. JAMES         (402)          331-3727
             ----------------         -----          --------
                 (Name)           (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X] Yes                      [ ] No

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                      [ ] No


             If so attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  See Exhibit B for an explanation of why a reasonable estimate of the results of operations cannot currently be made.

                                     2




                           AMCON DISTRIBUTING COMPANY
                           --------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 23, 2004            By: /s/ Michael D. James
                                       --------------------
                                       Michael D. James
                                       Secretary, Treasurer and Chief
                                        Financial Officer
















































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EXHIBIT A TO FORM 12b-25 OF AMCON DISTRIBUTING COMPANY
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December 23, 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE: Valuation Reports for Impairment Analysis

Dear Sirs:

We have been engaged by AMCON Distributing Company ("AMCON") to prepare a valuation report to assist management with its annual review for impairment of intangible assets which includes the intangible assets acquired in the Trinity Springs, Inc. ("Trinity") transaction in June 2004. In addition, we have been engaged to prepare a valuation report for the intangible assets of Trinity in order to assist management with the final allocation of the purchase price for the acquisition transaction.

We began work on the valuation reports for the impairment review of AMCON's intangible assets, except those acquired in the Trinity transaction, on or about November 12, 2004 and have substantially completed our work. A draft of the report was sent to AMCON on December 14, 2004 to be reviewed by AMCON and Deloitte & Touche LLP's ("Deloitte's") valuation specialists. We will issue our final report after Deloitte's valuation specialists have completed their review of our report, and we have received any and all additional information that might be required to finalize the report, which we expect to occur prior to January 7, 2005.

We began work on the valuation report for the impairment review of the Trinity intangible assets on or about December 10, 2004 at the request of management on that date. Despite significant efforts on our part, due to the timing of the request and unique nature of the assets acquired in the Trinity transaction, specifically the water royalty, we will not be able to complete the final Trinity valuation report by December 23, 2004, which we understand is the date that AMCON's Form 10-K is due to be filed with the SEC. We do expect to issue a draft of our report on December 24, 2004. A final report will be issued once Deloitte's valuation specialists have completed their review of our report and any and all additional information is received, which we expect to occur prior to January 7, 2005.

Subsequent to issuing our final valuation reports to be used by AMCON for its annual impairment review, we will complete our valuation report of the identifiable intangible assets of Trinity. This valuation report will then be used by management to complete the purchase price allocation for the Trinity transaction.


Very truly yours,


/s/ John C. Korschot
----------------------
John C. Korschot, CFA, ASA, CBA, CPA/ABV
President
Stern Brothers Valuation Advisors







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EXHIBIT B TO FORM 12b-25 OF AMCON DISTRIBUTING COMPANY
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AMCON incurred net losses in its second and third quarter of fiscal 2004 due to losses incurred in its retail and beverage segments. AMCON will report a net loss for its fourth quarter and fiscal year ended September 24, 2004, but it is unable to determine, or reasonably estimate, the amount of that loss until the valuation report referred to in the Form 12b-25 is completed and any impairment charge in the carrying value of the intangible assets (including goodwill and trade name) of Trinity Springs, Inc. that may result from such valuation report is determined. AMCON reported net income of $1,026,473 for its 2003 fiscal year.